UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
      RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                               (Amendment No. 1)*



                 Charles River Laboratories International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   159864107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                Ivy Dodes, Esq.
                           Credit Suisse First Boston
                               11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159864107
          ---------

 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)
                                                                         (b) X

 3     SEC USE ONLY

 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       SWITZERLAND

                              5    SOLE VOTING POWER

                                   -0-
       NUMBER OF
        SHARES                6    SHARED VOTING POWER
     BENEFICIALLY                  (see Item 4(a))
       OWNED BY
         EACH                      4,879,041
       REPORTING
        PERSON                7    SOLE DISPOSITIVE POWER
         WITH
                                   -0-

                              8    SHARED DISPOSITIVE POWER
                                   (see Item 4(a))

                                   4,879,041

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,879,041

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11.3%

12     TYPE OF REPORTING PERSON*

       IA, BK, HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1

     (a)  Name of Issuer:

           Charles River Laboratories International, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          251 Ballardvale Street
          Wilmington, Massachusetts 01887

Item 2.

     (a)  Name of Persons Filing:

          Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

     (b)  Address of Principal Business Office:

          Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

     (c)  Citizenship:

          Switzerland

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:

          159864107

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a(n):

     (a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o)

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C.
              78c)

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c)

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

     (e) [ ] Person registered as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

     (a)  Amount Beneficially Owned:

          See response to Item 9 on page 2.

     (b)  Percent of Class:

          See response to Item 11 on page 2.

     (c)  Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote:
                 See response to Item 5 on page 2.
           (ii)  Shared power to vote or to direct the vote:
                 See response to Item 6 on page 2.
          (iii)  Sole power to dispose or to direct the disposition of:
                 See response to Item 7 on page 2.
           (iv)  Shared power to direct the disposition of:
                 See response to Item 8 on page 2.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that    [ ]
          as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          See Schedule I

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable.


                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002


                                          CREDIT SUISSE FIRST BOSTON, acting
                                          solely on behalf of the Credit Suisse
                                          First Boston business unit

                                          By: /s/ Ivy Dodes
                                              ----------------------------------
                                              Name:  Ivy Dodes
                                              Title: Managing Director

                                  Schedule I

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.